Filed Pursuant to
Rule 424(b)(3)
Registration No. 333-84054

PROSPECTUS SUPPLEMENT

(to Prospectus dated March 19, 2002)

5,895,000 Shares

MICHAELS STORES, INC.

Common Stock

     This prospectus supplement supplements the prospectus dated March 19, 2002 of Michaels Stores, Inc. relating to 5,545,000 of the 5,895,000 shares of common stock, par value $.10 per share, of Michael issuable by us upon exercise of options granted from time to time to eligible persons under the Michaels Stores, Inc. Second Amended and Restated 2001 General Stock Option Plan and the subsequent offer and resale of such shares of common stock from time to time by selling stockholders or permitted transferees of such shares of common stock and an additional 350,000 shares of common stock issuable upon exercise of options previously granted or available for grant under the plan, the exercise of which are covered by other registration statements. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus except to the extent that information herein contained supersedes the information contained in the prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

     This prospectus supplement restates in its entirety the information set forth under the captions “Where You Can Find More Information,” “Use of Proceeds,” “Resale of Shares; Selling Stockholders,” “Michaels Stores, Inc. Second Amended and Restated 2001 General Stock Option Plan” and “Federal Income Tax Consequences” in the prospectus.

The date of this prospectus supplement is December 9, 2004.

WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
RESALE OF SHARES; SELLING STOCKHOLDERS
SECOND AMENDED AND RESTATED 2001 GENERAL STOCK OPTION PLAN
FEDERAL INCOME TAX CONSEQUENCES

WHERE YOU CAN FIND MORE INFORMATION

     We file periodic reports, proxy statements and other information with the SEC in accordance with the requirements of the Securities Exchange Act of 1934. Our filings with the SEC are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our web site at http://www.michaels.com. Our web site is not a part of this prospectus. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     This prospectus constitutes a part of a registration statement we filed with the SEC under the Securities Act of 1933 relating to shares of our common stock issuable under the Michaels Stores, Inc. Second Amended and Restated 2001 General Stock Option Plan and offered by this prospectus. This prospectus and the registration statement also relate to any additional shares of common stock that any person may acquire as a result of the antidilution provisions of the plan.

     Additional information regarding us and the shares offered by this prospectus is contained in the registration statement and its exhibits. Any statements contained in this prospectus regarding the provisions of any other document are not necessarily complete. Accordingly, each such statement is qualified in its entirety by reference to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC.

USE OF PROCEEDS

     The cash proceeds from the issuance of the shares of common stock upon exercise of options under the plan will be utilized by us for the sole purpose of repurchasing shares of common stock from time to time pursuant to and in accordance with Michaels’ common stock repurchase programs, except that to the extent the utilization would conflict with the fiduciary obligations of our directors and officers or, in the judgement of any appropriate officers of Michaels, there exists a compelling need to use the proceeds for other corporate purposes. We will not receive any of the cash proceeds from the sale of shares of common stock by the selling stockholders following the exercise of their options.

RESALE OF SHARES; SELLING STOCKHOLDERS

     The persons listed in the following table are eligible pursuant to the registration statement and this prospectus to offer and sell shares of common stock acquired by them upon the exercise of options. The inclusion of any person in the following table is not an indication or admission that such person is our affiliate. The ownership information set forth in the following table is presented as of the close of business on November 22, 2004. 135,120,236 shares of common stock were issued and outstanding as of that date.

     We are unaware whether the selling stockholders listed below intend to exercise the options or sell the shares of common stock they may acquire upon exercise of options.

     In the future we may grant additional options to the persons listed below and may allow persons other than those listed below to offer and sell shares of common stock acquired upon exercise of options pursuant to the registration statement and this prospectus. We will supplement this prospectus to reflect such changes as and when required by law.

	Common Stock			Common Stock
	Ownership		Number of	Ownership
	Prior to Offering (1)		Shares of	After Offering (1)
			Common Stock
Name and Position	Number	Percentage	Offered Hereby	Number	Percentage
Charles J. Wyly, Jr. (2) Chairman of the Board of Directors	3,661,386	2.7%	175,000	3,486,386	2.6%
Sam Wyly (3) Vice Chairman of the Board of Directors	3,083,002	2.3%	175,000	2,908,002	2.1%
Richard E. Hanlon (4) Director	237,600	*	175,000	62,600	*
Richard C. Marcus (5) Director	189,000	*	175,000	14,000	*
Liz Minyard (6) Director	140,000	*	140,000	0	*
Cece Smith (7) Director	105,000	*	105,000	0	*

*	Less than 1% of class.

(1)	Percentages are based on 135,120,236 shares of common stock issued and outstanding as of the close of business on November 22, 2004.

(2)	Includes 175,000 shares of common stock to be acquired upon exercise of options granted under the plan, all of which are presently exercisable. Also includes 1,200,000 shares of common stock to be acquired upon exercise of options granted under the Michaels Stores, Inc. Amended and Restated 1997 Stock Option Plan, 799,999 of which are presently exercisable, 133,334 of which become exercisable on August 7, 2005, 66,667 of which become exercisable on each of August 6, 2006, August 7, 2006 and August 6, 2007, and 66,666 of which become exercisable on August 6, 2005. In addition, includes 760,410 shares of common stock held of record by Stargate, Ltd. (a limited partnership, the general partner of which is a trust of which Mr. Wyly is a co-trustee); 1,110,568 shares of common stock held of record by family trusts of which Mr. Wyly is the trustee; and 415,208 shares of common stock held of record by Shadywood USA, Ltd. (a limited partnership of which Mr. Wyly is a general partner).

(3)	Includes 175,000 shares of common stock to be acquired upon exercise of options granted under the plan, all of which are presently exercisable. Also includes 900,000 shares of common stock to be acquired upon exercise of options granted under the Michaels Stores, Inc. Amended and Restated 1997 Stock Option Plan, 699,999 of which are presently exercisable, 66,667 of which become exercisable on August 7, 2005, 33,334 of which become exercisable on each of August 7, 2006 and August 6, 2007, and 33,333 of which become exercisable on each of August 6, 2005 and August 6, 2006. In addition, includes 400,000 shares of common stock held of record by Tallulah, Ltd. (a limited partnership of which Mr. Wyly is a general and limited partner); 299,144 shares of common stock held of record by family trusts of which Mr. Wyly is the trustee; and 28,040 shares of common stock held of record by Mr. Wyly’s spouse.

(4)	Includes 175,000 shares of common stock to be acquired upon exercise of options granted under the plan, all of which are presently exercisable. Also includes 20,334 shares held of record by The Patrick Reid Hanlon Trust (a trust of which Mr. Hanlon is a co-trustee).

(5)	Includes 175,000 shares of common stock to be acquired upon exercise of options granted under the plan, all of which are presently exercisable.

(6)	Includes 140,000 shares of common stock to be acquired upon exercise of options granted under the plan, all of which are presently exercisable.

(7)	Includes 105,000 shares of common stock to be acquired upon exercise of options granted under the plan, all of which are presently exercisable.

MICHAELS STORES, INC.
SECOND AMENDED AND RESTATED
2001 GENERAL STOCK OPTION PLAN

Available Information Regarding the Plan

     A copy of the plan has been filed as Exhibit 10.1 to our Current Report on Form 8-K (SEC File No. 001-09338) filed with the SEC on September 28, 2004.

     The following summaries of certain provisions of the plan are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the plan. Copies of the plan and additional information regarding the plan and the plan’s administrators may be obtained by contacting us at the address or telephone number listed on the cover page of this prospectus.

Purpose and Adoption of the Plan

     The purpose of the plan is to attract and retain the best available talent and encourage the highest level of performance by directors and executive officers and other employees of Michaels and our subsidiaries and to provide them with incentives to put forth maximum efforts for the success of our business. Our board of directors approved the original plan on August 20, 2001. The stockholders approved the adoption of the original plan at the annual meeting of stockholders held on October 5, 2001. In accordance with the terms of the plan, our board of directors adopted amendments to the original plan effective as of September 27, 2004, which amendments are embodied in the second amended and restated plan filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 28, 2004.

Shares Available Under the Plan

     A total of 5,895,000 shares of common stock are currently available for issuance under the plan. Any shares of common stock which are subject to options that are terminated, unexercised, forfeited or surrendered, or that expire for any reason, will again be available for issuance under the plan.

     Shares of common stock issued under the plan may be authorized but unissued shares, shares held in treasury or a combination of both.

Description of Options Available Under the Plan

     The plan authorizes the grant of options to purchase shares of common stock that are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, and which permit a plan participant to benefit from increases in the value of shares of common stock above a predetermined purchase price per share.

     The exercise price of the options may not be less than the fair market value per share of the common stock on the grant date. Generally, options to purchase no more than 300,000 shares of common stock may be granted to any plan participant during any single calendar year; however, the plan does provide that options to purchase up to an additional 700,000 shares of common stock may be granted to a plan participant not previously employed by us or our subsidiaries upon such plan participant’s initial employment.

     Payment for shares of common stock purchased upon the exercise of an option may be made:

•	in cash or by check acceptable to us;

•	by transfer to us of shares of common stock, having a value on the business day immediately preceding the exercise date equal to the total exercise price, that are owned by the optionee and, unless otherwise determined by the committee or the board of directors, either (1) were acquired from a person other than us or (2) have been held by the optionee for at least six months;

•	by deferred payment from the proceeds of sale through a bank or broker of some or all of the shares of common stock to which such exercise relates;

•	by authorizing us to withhold a number of shares of common stock otherwise issuable to the optionee, having a value on the business day immediately preceding the exercise date equal to the exercise price, that are owned by the optionee and, unless otherwise determined by the committee or the board of directors, either (1) were acquired from a person other than us or (2) have been held by the optionee for at least six months;

•	by any other legal consideration acceptable to the plan’s administrators; or

•	by a combination of any of the foregoing.

However, payment by the transfer of shares of common stock to, or withholding of shares of common stock by, us will not be available at any time during which we are prohibited from purchasing or acquiring shares of common stock.

     The plan does not require that a plan participant hold the shares of common stock received on the exercise of options for a specified period.

     The plan’s administrators may, without the consent of the holder of an option, amend any option agreement in various respects, including to expand or limit the payment methods, to waive any condition or restriction applicable to the option or exercise of the option, or to expand the events that would constitute a change of control.

Plan Administration

     Unless administration of the plan has been expressly assumed by the board of directors pursuant to a resolution of the board of directors, the plan will be administered by a committee of the board of directors whose members are appointed and may be removed by the board of directors from time to time. All of the members of the committee, which may not be less than two, are intended to qualify as “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code and as “Non-Employee Directors” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. The board of directors has appointed the Compensation Committee as the committee to administer the plan.

     The committee has the authority to decide which executive officers and other employees of Michaels and our subsidiaries will receive option grants and the number of shares of common stock to be covered by each option. Grants of options to directors (both employee and non-employee) will be automatic pursuant to a formula plan and commenced beginning at our 2001 annual meeting of stockholders. On the date of first election to our board of directors, if such election is not at an annual meeting of our stockholders, and immediately after each annual meeting of our stockholders, each director will be granted options to purchase 35,000 shares of common stock (which number was adjusted in connection with the two-for-one stock split effected in the form of a stock dividend to stockholders of record as of the close of business on September 27, 2004).

     The committee has the full authority and discretion to administer the plan and to take any action that is necessary or advisable in connection with the administration of the plan. The interpretation and construction by the committee of any provision of the plan and any determination by the committee pursuant to any provision of the plan, or of any agreement, notification or document evidencing the grant of an option, will be final and conclusive.

Persons Eligible to Receive Options

     Executive officers and other employees of Michaels and our subsidiaries and directors of Michaels are eligible to receive grants of options under the plan.

Transferability of Options

     Options granted under the plan will be subject to the transfer restrictions, if any, that the committee may impose in granting the options.

Adjustments to Shares Available Under the Plan

     The committee or the board of directors will make or provide for adjustments in the maximum number of shares of common stock available under the plan, the number of shares of common stock covered by outstanding options, the purchase price per share of common stock covered by options, and/or the kind of shares covered (including shares of another issuer), as they may determine is equitably required to prevent dilution or enlargement of the rights of plan participants under certain circumstances. Such circumstances include any stock dividend, stock split, combination of shares, recapitalization or other change in our capital structure, merger, consolidation, spin-off, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase securities or any other corporate transaction or event having an effect similar to any of the foregoing. Additionally, if such a transaction or event occurs, the committee or the board of directors may provide in substitution for outstanding options such consideration as they determine to be equitable under the circumstances and may require in connection with such substitution the surrender of the options so replaced.

Vesting and Termination of Options

     Each option granted to our directors pursuant to the formula plan will vest on the date of grant and any unexercised options will expire on the calendar day immediately preceding the fifth anniversary of the grant date. However, in the event a director dies, any unexpired and unexercised options on the date of the director’s death will expire on the calendar day immediately preceding the third anniversary of the director’s death.

     Generally, each option granted to executive officers and other employees of Michaels and our subsidiaries under the plan vests one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date, and expires on the calendar day immediately preceding the fifth anniversary of the grant date.

     However, in the event of termination of employment by reason of a plan participant’s retirement at or after the age of 60, long-term disability (as determined by the committee in good faith) or death, each outstanding option held by the plan participant will immediately vest, to the extent not vested, and become fully exercisable, and will expire (1) in the case of retirement or long-term disability, on the calendar day immediately preceding the fifth anniversary of such termination date, and (2) in the case of death, on the calendar day immediately preceding the third anniversary of death. If a plan participant’s employment is terminated for any other reason, the unvested portion of each outstanding option granted to the plan participant will terminate immediately, and the vested portion of each outstanding option granted to the plan participant will expire on the 30th calendar day following the date of such termination.

     Generally, upon a change of control, as defined in the plan, each outstanding option will vest and be fully exercisable and, subject to certain exceptions in the plan, will remain exercisable until the term of the option expires.

Withholding Taxes

     To the extent that we are required to withhold federal, state, local or foreign taxes in connection with any benefit to be realized by an optionee under the plan, and the amounts available to us for the withholding are insufficient, it will be a condition to the realization of the benefit that the optionee make arrangements satisfactory to us for payment of the balance of the taxes required to be withheld. In addition, an optionee may also elect to have the withholding obligation of Michaels satisfied with shares of common stock that would otherwise be transferred to the optionee upon exercise of the option (or portion thereof), but Michaels may not withhold shares of common stock for this purpose in excess of the minimum tax required by law.

Nonqualified and Unfunded Status of the Plan

     The plan is unfunded and does not give plan participants any rights that are superior to those of our general creditors. The plan is not subject to the provisions of ERISA and is not qualified under Section 401(a) of the Internal Revenue Code.

No Rights to Continued Employment

     The plan does not confer upon any plan participant any right to continued employment or other service with us or any of our subsidiaries and does not interfere in any way with any right that we or any of our subsidiaries would otherwise have to terminate a plan participant’s employment or other service at any time.

Termination and Amendment of the Plan

     The plan may be terminated at any time by action of the board of directors. However, no option may be granted under the plan after October 5, 2011. The termination of the plan will not adversely affect the terms of any outstanding options. The plan may be amended by the board of directors or any duly authorized committee of the board of directors. Such amendments may include changes required or permitted by the Internal Revenue Service, the SEC, the National Association of Securities Dealers, Inc., any stock exchange upon which the common stock is listed for trading, or any other governmental or quasi-governmental agency having jurisdiction over us. Any amendment to the plan which removes or lessens any restrictions on options will apply to all options then outstanding.

Nature and Frequency of Reports

     Other than the agreement evidencing a grant of options, we do not intend to provide plan participants with updates as to the number of options granted, and status of such grants, under the plan.

Reoffers and Resales

     Plan participants who are our affiliates may resell shares of common stock acquired pursuant to the plan (1) under an effective registration statement, if any, covering such resale or (2) in brokerage transactions on the New York Stock Exchange without registration under the Securities Act of 1933 upon compliance with all of the requirements of Rule 144 of the SEC. Plan participants who are not our “affiliates” may resell shares of common stock acquired pursuant to the plan in brokerage transactions on the New York Stock Exchange or otherwise without complying with Rule 144. As used in this paragraph, the term “affiliates” includes any plan participant who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, us. Our directors and officers may be considered to be “affiliates” and, therefore, should seek guidance on this issue before reselling shares of common stock acquired pursuant to the plan.

FEDERAL INCOME TAX CONSEQUENCES

General

     Certain U.S. federal income tax consequences of the grant, exercise or transfer of options, and the subsequent sale of shares acquired upon the exercise of options, are summarized below. This summary is based on the Internal Revenue Code, as amended to date, applicable proposed and final Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change. This summary does not attempt to describe all of the possible tax consequences that could result from the acquisition, holding, exercise or disposition of an option or the shares of common stock purchased upon the exercise of an option.

     Because the tax consequences to a plan participant under the plan may vary depending on his or her individual circumstances, each plan participant should consult his or her personal tax advisor regarding the federal and any state, local or foreign tax consequences to him or her.

Recognition of Income; Tax Withholding

     Options granted under the plan are intended to be nonqualified stock options. Nonqualified stock options generally will not result in any taxable income to the plan participant at the time of the grant, but the plan participant will realize ordinary income at the time of exercise of the options if the shares of common stock are not subject to any substantial risk of forfeiture (as defined in Section 83 of the Internal Revenue Code). Such income is subject to payment and withholding of income, FICA and Medicare taxes and other applicable employment taxes. Under such circumstances, the amount of ordinary income is measured by the excess of the fair market value of the optioned shares (including any optioned shares withheld to satisfy withholding obligations) at the time of exercise over the exercise price.

Tax Basis in Shares Acquired; Gain or Loss on Disposition

     A plan participant’s tax basis in shares of common stock acquired upon the exercise of nonqualified stock options is generally equal to the exercise price plus any amount treated as ordinary income at the time of exercise. If shares of common stock acquired upon exercise of an option are later sold or exchanged, the difference between the sales price and the plan participant’s tax basis in the shares of common stock will generally be taxable as a capital gain or loss (if the stock is a capital asset of the plan participant). The deductibility of capital losses is subject to certain limitations which are not addressed herein.

Payment of Exercise Price with Shares

     If the exercise price of a nonqualified stock option is paid for, in whole or in part, by the delivery of shares of common stock previously owned by the plan participant, no gain or loss will be recognized on the exchange of the previously owned shares of common stock for a like number of shares of common stock. The plan participant’s basis in the number of shares of common stock received equal to the number of previously owned shares of common stock surrendered would be the same as the plan participant’s basis in the previously owned shares of common stock. However, the plan participant would be treated as receiving ordinary income equal to the fair market value (at the time of exercise) of the number of shares of common stock received in excess of the number of previously owned shares of common stock surrendered, and the plan participant’s basis in such excess shares of common stock would be equal to their fair market value at the time of exercise. For purposes of this discussion, any optioned shares withheld to satisfy withholding obligations are deemed to have been received by the plan participant.

Payment of Exercise Price by Withholding of Shares

     If the exercise price of a nonqualified stock option is paid by authorizing Michaels to withhold the number of optioned shares of common stock otherwise issuable to the plan participant having a market value equal to the exercise price, the plan participant would be treated as receiving ordinary income equal to the fair market value (at the time of exercise) of the number of optioned shares of common stock (including any optioned shares withheld to satisfy withholding obligations) in excess of the number of shares of common stock withheld to satisfy the exercise price. The plan participant’s basis in such shares of common stock would be equal to their fair market value at the time of exercise.

Federal Tax Consequences for Transferors

     A plan participant who transfers a transferable option by way of gift will not recognize income at the time of the transfer. Instead, at the time the transferee exercises the transferable option, the transferor of such transferable option will generally recognize ordinary compensation income in an amount equal to the excess of the fair market value of the shares of common stock purchased by the transferee over the exercise price of the related option, in the same manner as if the transferor had retained and exercised the option. If a transfer constitutes a completed gift for gift tax purposes, then such transfer will be subject to federal gift tax except, generally, to the extent protected by the individual’s annual exclusion, by his or her lifetime unified credit or by the marital deduction. The amount of the gift is the value of the option at the time of the gift. If the transfer of the option constitutes a completed gift and the transferor retains no interest in or power over the option after the transfer, the option generally will not be included in his or her gross estate for federal estate tax purposes. Prior to making a transfer of a transferable option, a plan participant should consult with his or her personal tax advisor concerning the possible federal and state gift, estate, inheritance, and generation skipping tax consequences of such a transfer, as well as state and local income tax consequences which are not addressed herein.

General Matters Applicable to Michaels

     To the extent that a plan participant recognizes ordinary income in the circumstances described above, Michaels or a subsidiary would be entitled to a corresponding federal income tax deduction, provided in general that (1) the amount is an ordinary and necessary business expense and such income meets the test of reasonableness, (2) the deduction is not disallowed pursuant to the annual compensation limit set forth in Section 162(m) of the Internal Revenue Code, and (3) certain statutory provisions relating to so-called “excess parachute payments” do not apply. Awards granted under the plan may be subject to acceleration in the event of a change in control of Michaels. Therefore, it is possible that these change in control features may affect whether amounts realized upon the receipt or exercise of options will be deductible by Michaels under the “excess parachute payments” provisions of the Internal Revenue Code.